ELEMENTAL ROYALTY TO COMMENCE TRADING ON THE TORONTO STOCK EXCHANGE

April 2, 2026 - Denver, Colorado: Elemental Royalty Corporation (TSXV: ELE) (NASDAQ: ELE) ("Elemental" or "the Company") is pleased to announce that its common shares will commence trading on the Toronto Stock Exchange ("TSX") at market open on Tuesday, April 7, 2026, under the trading symbol "ELE". The Company's shares will be voluntarily delisted from the TSX Venture Exchange concurrently with the TSX listing.

David M. Cole, Chief Executive Officer of Elemental Royalty, commented: "Elemental's graduation to the Main List of the Toronto Stock Exchange is the natural next step in our trajectory and evidences the progress we have made in building a disciplined, growth-oriented public company. We believe our TSX listing will further enhance our visibility across the investment community, broaden our shareholder base, and better position us to create long-term value for our shareholders."

The listing does not involve any concurrent financing, and no new shares were issued.

For further information contact:

David M. Cole	info@elementalroyalty.com
CEO

Tara Vivian-Neal,	investor@elementalroyalty.com
Investor Relations

www.elementalroyalty.com

Phone: +1 (604) 688-6390

TSXV: ELE | NASDAQ: ELE | ISIN: CA28620K1066 | CUSIP: 28620K106

About Elemental Royalty Corporation.

Elemental is a new mid-tier, gold-focused streaming and royalty company with a globally diversified portfolio of 18 producing assets and more than 200 royalties, anchored by cornerstone assets and operated by world-class mining partners. Formed through the merger of Elemental Altus and EMX, the Company combines Elemental Altus's track record of accretive royalty acquisitions with EMX's strengths in royalty generation and disciplined growth. This complementary strategy delivers both immediate cash flow and long-term value creation, supported by a best-in-class asset base, diversified production, and sector-leading management expertise.

Forward-looking statements

This news release contains certain "forward looking statements" and certain "forward-looking information" as defined under applicable Canadian securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as "may", "will", "should", "expect", "intend", "estimate", "anticipate", "believe", "continue", "plans" or similar terminology (including negative and grammatical variations thereof). Forward-looking statements and information include, but are not limited to, the timing and implementation of the listing on the TSX and the delisting from the TSX Venture Exchange. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies.

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com

Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of Elemental to control or predict, that may cause Elemental actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein, including but not limited to: the impact of general business and economic conditions; the absence of control over the mining operations from which Elemental will receive royalties; risks related to international operations, government relations and environmental regulation; the inherent risks involved in the exploration and development of mineral properties; the uncertainties involved in interpreting exploration data; the potential for delays in exploration or development activities; the geology, grade and continuity of mineral deposits; the possibility that future exploration, development or mining results will not be consistent with Elemental's expectations; the impact of any pandemic or epidemic; economic uncertainties created by the war in Ukraine and hostilities in the middle-east including the military conflict in Iran; accidents, equipment breakdowns, title matters, labour disputes or other unanticipated difficulties or interruptions in operations; fluctuating metal prices; unanticipated costs and expenses; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of production and cost estimates and the potential for unexpected costs and expenses; commodity price fluctuations; currency fluctuations; regulatory restrictions, including environmental regulatory restrictions; cybersecurity threats, security breaches and hacks; liability, competition, loss of key employees and other related risks and uncertainties. For a discussion of important factors which could cause actual results to differ from forward-looking statements, refer to the annual information form of Elemental for the year ended December 31, 2025. Elemental undertakes no obligation to update forward-looking statements and information except as required by applicable law. Such forward-looking statements and information represent management's best judgment based on information currently available. No forward-looking statement or information can be guaranteed, and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.

Neither the TSX-V, its Regulation Service Provider (as that term is defined in the policies of the TSX-V), or the Nasdaq Stock Market LLC accepts responsibility for the adequacy or accuracy of this press release.

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Elemental Royalty Corporation | www.elementalroyalty.com

info@elementalroyalty.com